Jon C. Avina T: +1 650 843 5307 javina@cooley.com	*FOIA Confidential Treatment Request Confidential Treatment Requested by Confluent, Inc. in connection with its Registration Statement on Form S-1 filed on June 1, 2021, as amended

VIA EDGAR

June 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Alexandra Barone, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Senior Staff Accountant

Re:	Confluent, Inc.
Registration Statement on Form S-1
Filed June 1, 2021
File No. 333-256693

Ladies and Gentlemen:

On behalf of Confluent, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 9, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, filed on June 1, 2021.

The Company is concurrently submitting Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement, as submitted on the date hereof.

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 16, 2021 Page 2	Confidential Treatment Requested by Confluent, Inc.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 14. Subsequent Events, page [F-37]

1. We note that in April and May 2021, the company granted stock options and RSUs with both service-based and performance-based vesting conditions. We further note that in May 2021, the company reserved an aggregate of 250,000 shares of common stock for issuance to a charitable foundation upon or after the closing of the company’s initial public offering. Please explain your consideration of disclosing an estimate of the share-based compensation expense and pro forma earnings per share impact with respect to these issuances. We refer you to ASC 855-10-50-2(b).

Equity Awards Granted in April and May 2021

The Company respectfully advises the Staff that the stock options and RSUs granted in April and May 2021 (the “Second Quarter Grants”) were primarily to new employees and made in the ordinary course of business. The stock options vest based on a service-based condition only, and the Company will recognize stock-based compensation expense on a straight-line basis over the requisite service period, which is generally four years. The RSUs contain both service-based and performance-based vesting conditions, with the performance-based vesting condition being satisfied upon the sale of the Company’s common stock in a firm commitment underwritten public offering and the service-based vesting condition being generally satisfied over a four year period, subject to continuous service. The Company does not consider the Second Quarter Grants to be “liquidity” grants, as they are subject to time-based vesting and require continuous service in order to vest, including after the performance-based vesting condition has been met, and were not made in connection with or in contemplation of the Company’s initial public offering. As such, the Company does not believe that giving pro forma effect to these grants would be appropriate or meaningful to investors given they are not related to the Company’s initial public offering. In addition, the Company will recognize stock-based compensation expense for the RSUs using the accelerated attribution method over the requisite service period, which is generally four years, commencing in the second quarter of 2021 upon the applicable vesting commencement dates when it is probable the performance-based vesting condition will be achieved. The accelerated attribution method results in a relatively larger amount of stock-based compensation expense being recognized for these RSUs in upcoming quarters as compared to later quarters during the vesting period. The Company expects to recognize a portion of stock-based compensation expense relating to these RSUs upon the satisfaction of the performance condition in the second quarter of 2021 and additional expense under the accelerated attribution method in the third quarter of 2021, during which the first tranche of certain of the RSUs will vest. As a result, the Company believes that inclusion of the Second Quarter Grants in the Company’s pro forma earnings per share presentation would not be meaningful to investors and may be misleading.

To enhance investors’ understanding of the potential impact of the Second Quarter Grants to the Company’s results, the Company supplementally advises the Staff that it has revised the disclosure on pages 23, 24, 112 and F-38 of the Amended Registration Statement to disclose the unrecognized stock-based compensation expense related to the Second Quarter Grants. In addition, the Company has revised the disclosure on pages 23, 24, 112, and F-38 of the Amended Registration Statement to disclose the estimated stock-based compensation expense expected to be recognized for the three months ended June 30, 2021 related to the Second Quarter Grants and the estimated stock-based compensation expense expected to be recognized for the four fiscal quarters ended June 30, 2022 related to the RSUs in the Second Quarter Grants under the accelerated attribution method, in each case once it is probable the performance-based vesting condition of the RSUs will be achieved.

Foundation Donation

In response to the Staff’s comment, the Company has revised the disclosure on page F-38 of the Amended Registration Statement to include the expense expected to be recognized for the donation of common stock to the Company’s charitable foundation estimated based on the midpoint of the initial public offering estimated price range. The Company has also revised the disclosure on pages 23 and 24 of the Amended Registration Statement to include the issuance of 250,000 shares of the Company’s common stock as a donation within the denominator and the estimated $7.8 million expense in the numerator of its pro forma earnings per share presentation, as if the issuance had occurred as of the beginning of the period, based on an assumed initial offering price of $31.00 per share, the midpoint of the price range set forth on the cover page of its prospectus included in the Amended Registration Statement.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 16, 2021 Page 3	Confidential Treatment Requested by Confluent, Inc.

2. We note in January 2021, a malicious third party gained unauthorized access to a third party vendor, Codecov, that provides a software code testing tool, potentially affecting more than a thousand of Codecov’s customers, including you, which you refer to as the Codecov Breach. We further note that through your investigations, you have determined that the attackers leveraged a vulnerability in Codecov’s software to gain access to credentials in your development environment, and thereby obtained unauthorized read-only access to, and copied to overseas IP addresses, the private Github repositories containing your source code, references to certain customers, and certain documents containing customer information. Please tell us how you evaluated and assessed any contingent liabilities associated with the Codecov Breach. We refer you to ASC 450-20-55-14. Explain your consideration of disclosing the Codecov Breach as a subsequent event. We refer you to the guidance in ASC 855-10-50.

The Company respectfully advises the Staff that, in consideration of ASC 450-20-55-14 and 55-15, the Company determined, with respect to the Codecov Breach, that it does not have a disclosure or accrual obligation of a loss contingency since possibility of a loss is remote. As disclosed on page 43 of the Amended Registration Statement, the Company has not found any evidence of access to any customer data sent through or stored in its products, nor has it found any evidence that the attackers modified any of its source code or uploaded any malware or any other malicious code to its system. The Company supplementally advises the Staff that it has notified customers that were impacted by the exfiltration of certain documents containing customer information as a result of the Codecov Breach, and the Company is not aware of any claims brought or threatened against the Company by those customers impacted by the Codecov Breach or any other parties to date. Costs incurred by the Company related to the Codecov Breach, such as forensics and legal fees, through the date of this letter have not been material.

The Company also respectfully advises the Staff that it considered the guidance in ASC 855-10-50 and whether to disclose the Codecov Breach as a nonrecognized subsequent event. The Company respectfully notes that ASC 855-10-50 does not contain any bright line tests for determining which subsequent events require disclosure, and as such, the information to disclose requires judgment based on facts and circumstances, including whether the Company’s consolidated financial statements would be misleading without the disclosure. As the Company determined that there was no contingent liability associated with the Codecov Breach, the event did not, and is not expected to have a determinable significant effect on the Company’s consolidated financial statements at the time of occurrence or on the future operations of the Company. As a result, the Company concluded that it was not necessary to disclose the Codecov Breach as a subsequent event in its consolidated financial statements included in the Registration Statement.

In response to a verbal discussion with the Staff, the Company is supplementally providing the following summary of its analysis of the effectiveness of its disclosure controls and procedures in light of the Codecov Breach. [***].

* * *

Please contact me at (650) 843-5307 with any questions or further comments regarding the Company’s responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,
Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Steffan Tomlinson, Confluent, Inc.

Melanie Vinson, Confluent, Inc.

Siana Lowrey, Cooley LLP

Milson Yu, Cooley LLP

John Savva, Sullivan & Cromwell LLP

Sarah Payne, Sullivan & Cromwell LLP

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com